February 16, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 2 to Offering Statement on Form 1-A

File No. 024-12373

Dear Ms. Rios:

The following responses are being provided on behalf of Sky Quarry Inc. (the “Company”) in response to your comment letter dated February 8, 2024, regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”). For your convenience, we have summarized the Staff’s comments in bold and italics followed by our response. Defined terms used but not otherwise defined herein have the meanings given to those terms in the Offering Statement.

Concurrently with the submission of this response letter, the Company has filed an Amendment No. 2 to the Offering Statement reflecting changes thereto in response to your comments.

Offering Statement on Form 1-A

Risk Factors

Investors in this Offering may not be entitled to a jury trial with respect to certain claims which could result in less favorable outcomes, page 21

1. We note your disclosure that your Subscription Agreement includes a provision under which investors waive the right to a jury trial. If the provision is not intended to apply to secondary purchasers, disclose any differences in rights between primary and secondary purchasers.

The provision is not intended to apply to secondary purchasers. Accordingly, in response to this comment, the disclosure has been revised to clearly state that fact.

U.S. Securities and Exchange Commission

February 16, 2024

Re: Sky Quarry Inc.

File No. 024-12373

Part III - Exhibits, page III-1

2. We note the revised opinion you filed in response to prior comment 2. Please obtain and file a further revised opinion in which counsel also opines whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. See Staff Legal Bulletin No. 19 at Section II.B.1.f.

In response to this comment, a revised opinion has been enclosed.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC